

December 21, 2012

Via E-mail
Mr. Bradley M. Rust
Chief Financial Officer
German American Bancorp, Inc.
711 Main Street
Jasper, Indiana 47546

> **Re:** **German American Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-15877**

Dear Mr. Rust:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 35

1. We note your disclosure that the increase in non-performing loans during 2011 was largely the result of four commercial loan relationships. Please provide us with a comprehensive analysis of these loan relationships including a timeline of events detailing their credit performance. Please specifically address the following at December 31, 2011 and all subsequent quarterly periods in 2012:
    * quantify the specific ALLL on these loans, if any;

- quantify any provision for loan losses recorded on these loans, if any;
- quantify any partial charge-offs on these loans, if any;
- tell us how you determined the amount of provision to record at each quarter end specifically identifying the triggering events and key information supporting the amounts recorded;
- tell us if you consider these loans to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of these loans. If you obtained appraisals, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.) for each of these loans. If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of these loans; and
- provide us the relevant payment history and LTV statistics, including how you determined the value of collateral and when you classified these loans as nonperforming.

Notes to Consolidated Financial Statements

Note 3. Loans, page 50

2. Please revise future filings to discuss how your accounting for loans acquired with deteriorated credit quality impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods and with other institutions. Also discuss how you classify these loans as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring. For example, discuss if these loans are considered impaired and on non-accrual status immediately after acquisition and the reasons for your determination.

3. Please revise future filings to clearly state if purchased impaired loans are included in the credit quality disclosures (non-accrual, impaired, nonperforming, past due, classified loans, etc.). If they are included, please quantify the amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 if you have any questions.

Sincerely,

/s/ Amit Pande   for

David Irving
Reviewing Accountant